Independent Registered Public Accounting Firm’s Consent

We consent to the inclusion in this Form-8K of Comjoyful International Company of our report dated December 9, 2013, which includes an explanatory paragraph as to the Wuxi KangJiaFu Royal Traditional Investment Management Co., Ltd.’s ability to continue as a going concern, with respect to our audits of the consolidated financial statements of Wuxi KangJiaFu Royal Traditional Investment Management Co., Ltd. as of December 31, 2012 and 2011 and for the years ended December 31, 2012 and 2011.

/s/Marcum Bernstein & Pinchuk llp

Marcum Bernstein & Pinchuk llp

New York, New York

January 21, 2014